SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2007
Commission File Number: 1-13368
POSCO
(Translation of registrant’s name into English)
POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-                     .]

SIGNATURES

POSCO is furnishing under cover of Form 6-K :
Exhibit 99.1 : An English-language translation of documents with respect to Changes in Affiliates (Addition)

■ EX-99.1.
Changes in Affiliates (Addition)
1.	Company to be affiliated

—	Company Name: An Khanh New City Development Joint Venture Company Ltd.,

—	Total Asset (KRW): 22,718,400,000

—	Total Equity (KRW): 22,718,400,000

—	Total Liabilities (KRW): —

—	Total Capital (KRW): 22,718,400,000

—	Purpose of the company : to Invest, Construct, Develop and Manage a North An Khanh new city

2.	Name of Company Group: POSCO

3.	Reason for Addition: Incorporation of a new corporation

4.	Total number of affiliated companies after additional affiliation: 67

5.	Date of Addition: March 12, 2007

6.	Others
— POSCO E&C(POSCO Engineering & Construction Co., Ltd.), which is a subsidiary of POSCO, invested 50% equities of An Khanh New City Development Joint Venture Company Ltd.,
— The above amount is applied with the exchange rate on March 12, 2007 (~~W~~/$:946.60). Total capital of An Khanh New City Development Joint Venture Company Ltd.,in terms of USD is U$24,000,000.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO (Registrant)
Date March 12, 2007	By	/s/ Lee, Dong-Hee
(Signature)*
*Print the name and title under the signature of the signing officer.		Name: Lee, Dong-Hee
Title: Senior Executive vice President